May 18, 2015

U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

Attention:                         Mr. Terence O'Brien, Accounting Branch Chief
Division of Corporation Finance

CC:            Mr. Ameen Hamady
              Division of Corporation Finance

Ms. Tracey Houser
Division of Corporation Finance

RE:            Kronos Worldwide, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014, Filed March 12, 2015
File No. 1-31763

Dear Mr. O'Brien

Reference is made to the Staff's letter dated May 5, 2015, (the "Comment Letter"), which sets forth comments of the Staff regarding the Annual Report on Form 10-K for the year ended December 31, 2014 ("2014 Form 10-K") of Kronos Worldwide, Inc. ("KWI").  KWI has responded to the Comment Letter as follows.  The responses are numbered to correspond to the numbers of the Comment Letter.

Kronos Worldwide, Inc.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19
Results of Operations, page 19

1.	We note that your effective tax rate has had significant variability between all of the periods presented. Please expand the analysis to provide investors with additional insight into the other material factors impacting your effective tax rate. In this regard, it is unclear how the increased earnings in 2014 as compared to 2013 affected your effective tax rates for these two periods. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

In our future filings with the Commission, whenever our effective income tax rate changes materially between the periods presented, we will provide an expanded analysis of the material factors impacting such change.  Such expanded analysis will include, as required, both a qualitative discussion of such factors as well as a quantitative discussion of such factors .  In this regard, we note that our Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed with the Commission on May 7, 2015, included such an expanded qualitative discussion.

With respect to the analysis of KWI's effective income tax rate in 2014 as compared to 2013, included in the 2014 Form 10-K, such expanded analysis we will include in our Annual Report on Form 10-K for the year ending December 31, 2015 is as follows (marked to show changes from the disclosure in the 2014 Form 10-K):

Income tax expense (benefit) - We recognized income tax expense of $34.5 million in 2014 compared to an income tax benefit of $57.9 million in 2013.  We recognized an income tax expense in 2014 compared to an income tax benefit in 2013 primarily because we recognized pre-tax income in 2014 compared to a pre-tax loss in 2013.  Because our earnings are subject to income tax in various U.S. and non-U.S. jurisdictions, the statutory income tax rates applicable to our pre-tax earnings (losses) ranged from approximately 21% to 37% in 2014 and approximately 23% to 37% in 2013.  Consequently, relative changes in the mix of our pre-tax earnings (losses) amongst these various jurisdictions can have a significant impact on the comparability of our effective income tax rate from year-to-year.  Approximately 72% of our earnings (losses) were subject to a statutory income tax rate greater than 30% in 2014 as compared to approximately 90% in 2013.~~This difference is primarily due to our increased earnings in 2014.~~  Our effective income tax rate was 25.8% in 2014 compared to 36.2% in 2013.  Our effective income tax rate was lower in 2014 as compared to 2013 primarily due to (i) ~~In addition, our income tax expense in 2014 was favorably impacted by~~ an aggregate non-cash income tax benefit of $5.1 million recognized in 2014 related to a net reduction in our reserve for uncertain tax positions, which lowered our effective income tax rate by 3.8 percentage points in 2014 as compared to 2013 (changes to our reserve for uncertain tax positions did not have a material impact on our income tax benefit in 2013), (ii) relative changes in the amount of our incremental net tax (benefit) on earnings and losses of non-U.S. companies, primarily related to our Canadian subsidiary which earnings are not subject to a permanent reinvestment plan, which lowered our effective income tax rate by 7.4 percentage points in 2014 as compared to 2013 and (iii) the relatively greater mix of our losses subject to income tax in higher-rate jurisdictions in 2013 as compared to our earnings in 2014, which increased our effective income rate by approximately 1.0 percentage points in 2014 as compared to 2013. See Note 10 to our Consolidated Financial Statements for a tabular reconciliation of our statutory income tax provision to our actual tax provision.

Note 1 – Summary of Significant Accounting Policies, Page F-10
Net Sales, page F-13

2.	You indicate throughout the filing that along with your distributors you provide technical services for your products. Furthermore, your website provides additional description to the types of technical services provided for each of the core principal applications of your TiO2 products including coatings, plastics, paper and paper laminates and weathering. As such and with reference to ASC 605-25-25, please tell us whether your arrangements contain multiple elements and, if so, how your revenue recognition policy disclosures address these arrangements.

For the information of the Staff, our arrangements with our customers do not contain multiple elements or deliverables, as those terms are used in ASC 605-25.  As the Staff notes, we do provide technical services for our products to our customers.  Our direct sales force as well as our technical services group endeavors to maintain and enhance our relationships with current customers (and obtain new customers) to ensure their business needs are met, and to solve formulation or application problems by modifying specific product properties or developing new pigment grades.   As such, our technical services group is part of our sales and marketing efforts with our customers, as our direct sales force will generally not have the technical expertise to be responsive to all requests from our customers.  However, the contractual arrangements with our customers for the sale of our products do not provide that such support by our technical services group is required to be given to our customers, nor do we enter into contractual arrangements to provide only such technical support to our customers.  Therefore, we do not believe ASC 605-25 has any applicability to our revenue recognition policy for financial reporting purposes, and whether or not we provide any technical support to our customers has no impact on the timing of when we recognize revenue.

We do note that the last sentence of the third paragraph of "Item 1 – Business – Products and end-use markets" of the 2014 Form 10-K reads as follows:  "We and our agents and distributors primarily sell and provide technical services for our products in three major end-use markets:  coatings, plastics and paper."  In response to the comment of the Staff in this regard, in our future filings with the Commission, we will clarify this sentence to read as follows:  "We and our agents and distributors primarily sell our products in three major end-use markets:  coatings, plastics and paper."

Note 10 – Income Taxes, page F-20

3.	Please tell us what the line items, non-U.S. tax rates and incremental net tax (benefit) on earnings and losses on non-U.S. companies, include.

For the information of the Staff, the amount shown on our income tax rate reconciliation for non-U.S. tax rates represents the result determined by multiplying the pre-tax earnings or losses of each of our non-U.S. subsidiaries by the difference between the applicable statutory income tax rate for each such non-U.S. jurisdiction and the U.S. federal statutory tax rate of 35%.  The amount shown on our income tax rate reconciliation for incremental net tax (benefit) on earnings and losses on non-U.S. companies includes, as applicable, (i) current income taxes (including withholding taxes, if applicable), if any, associated with any current-year earnings of our non-U.S. subsidiaries to the extent such current-year earnings were distributed to us in the current year, (ii) deferred income taxes (or deferred income tax benefit) associated with the current-year change in the aggregate amount of undistributed earnings of our Canadian subsidiary, which earnings are not subject to permanent reinvestment plan, in an amount representing the current-year change in the aggregate current income tax that would be generated (including withholding taxes, if applicable) when such aggregate undistributed earnings are distributed to us, and (iii) current U.S. income taxes (or current income tax benefit), including U.S. personal holding company tax, as applicable, attributable to current-year income (losses) of one of our non-U.S. subsidiaries, which subsidiary is treated as a dual resident for U.S. income tax purposes, to the extent the current-year income (losses) of such subsidiary is subject to U.S. income tax under the U.S. dual-resident provisions of the I.R.S. Code.

In response to the comment of the Staff in this regard, in our future filings with the Commission we will include a disclosure of what is included in the income tax rate reconciliation items for non-U.S tax rates and incremental net tax (benefit) on earnings and losses on non-U.S. companies (in the case of filings containing annual consolidated financial statements of KWI).

Note 15 – Commitments and Contingencies, page F-36

4.	We note your disclosure regarding litigation matters. Specifically, we note your statement, "we currently believe the disposition of all claims and disputes, individually and in the aggregate, should not have a material adverse effect on our consolidated financial condition, results of operation or liquidity." Please clarify whether there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to your operating results, financial position, liquidity, or a decision to buy or sell your securities. If so, please disclose an estimate of the amount or range of possible loss or a statement that such an estimate cannot be made. If you conclude that your cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please refer to ASC 450-20-50 for guidance.

As discussed in Note 15 to the consolidated financial statements included in our 2014 Form 10-K, KWI is a defendant in two lawsuits alleging that KWI and the other defendants conspired and combined to fix, raise, maintain and stabilize the price at which titanium dioxide was sold in the United States and engaged in other anticompetitive activity.  We believe that these actions are without merit, and will continue to deny all allegations of wrongdoing and liability and to defend against all actions vigorously.

At least on a quarterly basis, the General Counsel, the Chief Financial Officer and the Chief Executive Officer of KWI discuss and evaluate the status of any pending litigation to which KWI is a party.  The factors considered in such evaluation include, among other things, the nature of such pending cases, the status of such pending cases (e.g. discovery, pre-trial motions, trial, appeal or stayed pending the outcome of one or more other cases), the advice of legal counsel and KWI's experience in similar cases (if any).  All available information is considered in such evaluation.  Based on such evaluation, we make a determination in accordance with the framework of ASC 450 as to whether we believe (i) it is probable a loss has been incurred, and if so if the amount of such loss (or a range of loss) is reasonably estimable, or (ii) it is reasonably possible but not probable a loss has been incurred, and if so if the amount of such loss (or a range of loss) is reasonably estimable, or (iii) the probability a loss has been incurred is remote.

With respect to the California amended complaint discussed in Note 15 to the consolidated financial statements included in the 2014 Form 10-K (for which no amount has been claimed in the complaint), we have determined that it is not reasonably possible that a loss has been incurred in this case. In making such determination, we considered the following factors:
•
the plaintiffs are a purported class of indirect purchasers of titanium dioxide in certain states, whereas the plaintiffs in the Maryland class action proceeding to which KWI was previously a party before such class action was settled were a purported class of direct purchasers of titanium dioxide, making the California plaintiffs' ability to satisfy various requirements of applicable law in order to be able to pursue their claims much more difficult;

•
the plaintiffs' basis of liability is based on a number of different types of claims arising under various state laws, whereas the plaintiffs' basis of liability in the Maryland class action was based on federal antitrust law claims, which also makes the California plaintiffs' ability to pursue their claims much more difficult; and

•
the commonality of the claims of the plaintiffs, which is necessary for the plaintiffs to pursue their case, is highly questionable, and the diversity of plaintiffs' claims and harms as compared to the commonality of the plaintiffs' in the Maryland class action make the ability of the California plaintiffs to obtain class certification significantly more difficult to achieve.

While ASC 450-20-50-3 would lead to a conclusion that disclosure of the California amended complaint would not be required (because of our conclusion that it is not reasonably possible a loss has been incurred in this case), we nevertheless initiated disclosure of such case when it was first filed because the case was initiated during the time when the Maryland class action was still pending, and the plaintiffs in this case presented claims that were based on similar facts alleged in the Maryland class action (even though, as noted above, the basis of liability for such claims was much different than the basis of liability of the claims by the Maryland class action plaintiffs).  We have continued disclosure of the case even after the Maryland class action had been settled.

With respect to the Minnesota complaint discussed in Note 15 to the consolidated financial statements included in the 2014 Form 10-K (for which no amount has been claimed in the complaint), we have determined that while it is reasonably possible (but not probable) that a loss has been incurred in this case, the amount of such loss would not be material to our consolidated financial condition, results of operations or liquidity. In making such determination, we considered the following factors:
•	the plaintiff is a direct purchaser of titanium dioxide, as were the plaintiffs in the Maryland class action;
•	the plaintiff's basis of liability is based on federal antitrust law claims, as was the plaintiffs' basis of liability in the Maryland class action;
•
KWI entered into a settlement agreement with the plaintiffs in the Maryland case (without KWI admitting liability or wrongdoing) only after the three other defendants in the Maryland case entered into settlement agreements with the Maryland plaintiffs (and neither KWI nor any of the other defendants have entered into settlement agreements with the Minnesota plaintiff); and

•
the potential loss to KWI is significantly less as compared to the Maryland class action, given that the universe of sales to the Minnesota plaintiff on which damages might be assessed in the event that KWI were ultimately found to be liable is significantly less than the universe of sales to all of the individual plaintiffs in the Maryland class action.

Accordingly, we have not accrued any amounts for either of these two lawsuits, as it is not reasonably possible we have incurred a loss in either case that would be material to our operating results, financial position or liquidity, or a decision to buy or sell our securities.  We will continue to monitor these two cases.   In the future, if new information regarding such cases becomes available to us, at that time we would consider such information in evaluating our conclusions regarding the cases.

In response to the comment of the Staff in this regard, in our future filings with the Commission, and in the absence of any new information which would alter our conclusions, we will clarify that we have determined that:
•	liability to us in the California amended complaint is not reasonably possible;
•
liability to us in the Minnesota complaint is reasonably possible, but that the amount of such loss would not be material to our consolidated financial condition, results of operations or liquidity, or a decision to buy or sell our securities; and

•
we have not accrued any amounts for either of these two lawsuits, as it is not reasonably possible we have incurred a loss in either case that would be material to our operating results, financial position or liquidity, or a decision to buy or sell our securities.

5.	Please tell us how you determined that the California amended class action complaint and the Minnesota complaint, individually and in the aggregate, are not probable of having a material adverse impact to your consolidated financial statements in light of the settlement agreement with the class plaintiffs in Maryland. As part of your response, please tell us if you have engaged in any settlement discussion for the remaining complaints and how these discussions are reflected in your assessment of the associated loss contingencies.

Please see our response to Comment No. 4 above.  In addition, we hereby advise the Staff that we have not engaged in any settlement discussions with the plaintiffs in either the California amended class action complaint or the Minnesota complaint.

KWI acknowledges that:

•	KWI is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and

•	KWI may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

If you have any questions regarding our responses to the Comment Letter, please feel free to call me at (972) 450-4228.  I can also be reached via facsimile at (972) 448-1445 or via email at gswalwell@valhi.net.

Sincerely,

Kronos Worldwide, Inc.

By:    /s/ Gregory M. Swalwell
   Gregory M. Swalwell
         Executive Vice President and Chief Financial Officer